UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Farmers National Bank 401(k) Retirement Savings Plan

Financial Statements

As of and for the Years Ended December 31, 2020 and 2019

Supplemental Schedule

As of December 31, 2020

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, line 4i– Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Urish Popeck & Co., LLC

We have served as the Plan’s auditor since 2019

Pittsburgh, Pennsylvania

July 12, 2021

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019
INVESTMENTS, AT FAIR VALUE
Registered investment companies	$35,461,397	$29,438,983
Farmers National Banc Corp. Common Stock	1,249,363	1,382,814

TOTAL INVESTMENTS, AT FAIR VALUE	36,710,760	30,821,797

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE	2,948,336	2,201,958

RECEIVABLES
Contributions receivable companies'	27,432	—
Notes receivable from participants	5,968	6,051

TOTAL RECEIVABLES	33,400	6,051

TOTAL ASSETS	39,692,496	33,029,806
LIABILITIES
Excess contributions payable	25,907	108,023

NET ASSETS AVAILABLE FOR BENEFITS	$39,666,589	$32,921,783

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$4,300,332	$5,296,391
Interest and dividends	824,265	860,272

Total investment income	5,124,597	6,156,663

Other income	151	186

Contributions
Participants'	2,077,602	1,907,423
Companies'	687,694	709,180
Participants' Rollovers	36,197	3,671

Total contributions	2,801,493	2,620,274

Total additions	7,926,241	8,777,123

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,132,202	2,280,581
Administrative expense	49,233	39,964

Total deductions	1,181,435	2,320,545

NET INCREASE	6,744,806	6,456,578
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	32,921,783	26,465,205

END OF YEAR	$39,666,589	$32,921,783

The accompanying notes are an integral part of these financial statements.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

1.	Plan Description

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company and Farmers National Insurance LLC (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a multiple employer defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 60 days of service. Plan entry dates are the first of the month coinciding with or next following the date the employee satisfies eligibility requirements.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $687,694 and $709,180 for the Plan years ended December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, the Companies did not make any discretionary contributions, QNEC, or QMAC.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

1.	Plan Description (continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeited Accounts

Forfeited nonvested accounts totaled $55,518 and $28,510 at December 31, 2020 and 2019, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2020 and 2019, forfeitures of $23,836 and $1,815, respectively, were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions plus rollovers.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

The Plan’s registered investment companies and Farmers National Banc Corp. Common Stock (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $4,300,332 and $5,296,391 during the years ended December 31, 2020 and 2019, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2020 and 2019, administrative expenses paid by the Plan were $49,233 and $39,964, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

2.	Summary of Significant Accounting Policies (continued)

Subsequent Events

The Plan evaluated subsequent events through the date of the Independent Registered Public Accounting Firm’s Report, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $151 and $186 for 2020 and 2019, respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits. The Plan no longer permits loans against participants account balances.

Reclassifications

Certain reclassifications have been made to the prior year financial statements for them to be in conformity with the current year presentation.

3.	Fair Value Measurement

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

3.	Fair Value Measurement (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020:

	Level 1	Total
Registered investment companies	$35,461,397	$35,461,397
Parent Company common stock	1,249,363	1,249,363

Total assets at fair value	$36,710,760	$36,710,760

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Total
Registered investment companies	$29,438,983	$29,438,983
Parent Company common stock	1,382,814	1,382,814

Total assets at fair value	$30,821,797	$30,821,797

The Plan’s investment in AB Large Cap Growth Z totaling $4,942,050 and $3,623,088 as of December 31, 2020 and 2019, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits. The Plan’s investment in the Fidelity 500 index totaling $6,749,112 and $5,821,447 as of December 31, 2020 and 2019, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

4.	Guaranteed Investment Contract

The Plan is invested in a Guaranteed Interest Fund (the Fund), a fully benefit-responsive investment contract through Great-West Life & Annuity Insurance Company. The Fund invests primarily in stable value products, such as traditional guaranteed investment funds (GIFs), separate account GIFs, and synthetic GIFs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The contract held by the Plan is considered a traditional investment contract.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date. The average and actual average yield earned by the Plan both were 1.45% for the years ending December 31, 2020 and 2019, respectively.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

4.	Guaranteed Investment Contract (continued)

The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

5.	Tax Status

The Companies adopted a Prototype Non-Standardized Profit-Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2014, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the opinion letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for audits for any tax period in progress. Plan Management believes the Plan is no longer subject to tax examinations for the years prior to 2017.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by Federated Investors, Inc. (Federated), and a guaranteed interest fund managed by Great-West Life & Annuity Insurance Company. Federated is related to the Record Keeper of the Plan, Great- West Financial, and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2020, the Plan purchased 15,788 shares and sold 6,370 shares of Farmers National Banc Corp. Common Stock. The Plan holds 94,149 shares of Farmers National Banc Corp. Common Stock at December 31, 2020 with a cost basis of $979,878. During 2019, the Plan purchased 8,882 shares and sold 1,477 shares of Farmers National Banc Corp. Common Stock. The Plan held 84,731 shares of Farmers National Banc Corp. Common Stock at December 31, 2019 with a cost basis of $863,886. During the years ended December 31, 2020 and 2019, the Plan recorded dividend income on Farmers National Banc Corp. Common Stock of $38,933 and $30,943, respectively. During the years ended December 31, 2020 and 2019, the Plan recorded depreciation on Farmers National Banc Corp. Common Stock of $249,442 and appreciation of $289,550, respectively.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2019

8.	Excess Contributions Payable

In order to pass the 2020 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amounts for 2020 and 2019 were $25,907 and $108,023, and were distributed on March 8, 2021 and March 9, 2020, respectively. These amounts have been included as excess contributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2020 and 2019, respectively.

9.	Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Operational Defect

After the end of the period under audit, the plan administrator discovered that the plan’s compensation definition was not applied correctly, resulting the inadvertent exclusion of certain compensation when calculating plan contributions. The plan administrator identified the affected participants and deposited $27,432 into the plan to correct these missed contributions and interest. This amount is included in the financial statements as a contribution receivable as of December 31, 2020.

11.	COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

The pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and volatility in financial markets across the world. Depending on the severity and length of the outbreak, this pandemic could present material uncertainty and risk with respect to the Farmers National Bank 401(k) Retirement Savings Plan (the Plan), including its performance, the liquidity of its investments, collectability of amounts due from others, and on its overall financial condition. The rapid development and fluidity of this situation precludes management from making a reasonable estimate as to the ultimate adverse impact of the pandemic on Farmers National Bank 401(k) Profit Sharing Plan (the Plan) results of operations, financial condition and liquidity for fiscal year 2021.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current value
	Registered investment companies
	PIMCO REALPATH BLEND 2025 INST	69,852	shares	a	$904,578
	PIMCO REALPATH BLEND 2030 INST	221,933	shares	a	2,951,714
	PIMCO REALPATH BLEND 2035 INST	62,370	shares	a	842,624
	PIMCO REALPATH BLEND 2040 INST	32,347	shares	a	444,453
	PIMCO REALPATH BLEND 2045 INST	50,853	shares	a	702,286
	PIMCO REALPATH BLEND 2050 INST	9,399	shares	a	130,548
	PIMCO REALPATH BLEND 2055 INST	41,405	shares	a	576,769
	PIMCO REALPATH BLEND INCOME INSTL	123,303	shares	a	1,548,681
	FIDELITY INTERNATIONAL ENHANCED INDEX	5,400	shares	a	55,459
	MFS INTERNATIONAL GROWTH R6	49,867	shares	a	2,125,349
	INVESCO OPPENHEIMER DEV MRKTS R6	16,965	shares	a	906,798
	PIMCO COMMODITY REAL RET STRAT INSTL	28,310	shares	a	167,313
	VANGUARD REAL ESTATE INDEX ADMIRAL	2,576	shares	a	310,108
	FIDELITY SMALL CAP INDEX	136,284	shares	a	3,404,379
	UNDISCOVERED MGRS BEH VALUE R6	503	shares	a	32,347
	FIDELITY MID CAP INDEX	86,213	shares	a	2,328,604
	MFS MID CAP GROWTH R6	57,937	shares	a	1,760,707
	AB LARGE CAP GROWTH Z	59,882	shares	a	4,942,050
	FIDELITY 500 INDEX	51,848	shares	a	6,749,112
	JP MORGAN EQUITY INCOME R6	46,160	shares	a	910,747
*	GREAT-WEST CORE BOND FUND INST	283,992	shares	a	2,984,752
	JP MORGAN INCOME R6	66,741	shares	a	629,363
	PIMCO INT BOND (USD-HEDGED ) INST	4,271	shares	a	47,370
	PIMCO REALPATH BLEND 2060 INSTL	470	shares	a	5,286

	Balance to next page				35,461,397

a	The cost of participant-directed funds is not required to be disclosed
*	Parties-in-interest

See the Independent Registered Public Accounting Firm Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Balance from prior page			$35,461,397

*	Farmers National Banc Corp. Common Stock	84,731 shares	a	1,249,363

	Fully benefit-responsive investment contract
*	Guaranteed Interest Fund	N/A	a	2,948,336

*	Notes receivable from participants	Interest rates of 3.25% - 4.25% with various maturities through 2020	-0-	5,968

				$39,665,064

a	The cost of participant-directed funds is not required to be disclosed
*	Parties-in-interest

See the Independent Registered Public Accounting Firm Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Farmers National Bank 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k)

Retirement Savings Plan

/s/ Mark A. Nicastro
Mark A. Nicastro
Chief Human Resources Officer
Farmers National Banc Corp.
July 12, 2021